The Funds adjusted the classification of net investment income and capital gain
(loss) to reflect other differences between financial statement amounts and distributions determined in accordance with income tax regulations. Changes in classification during the year ended October 31, 1997 are shown below:


                              Adjustments for the Year Ended October 31, 1997
                            Undistributed Net         Accumulated Net Realized
                            Investment Income         Gain on Investments
LifeSpan Income Fund                 $  2,079                     $(2,079)
LifeSpan Balanced Fund                 (8,461)                      8,461
LifeSpan Growth Fund                  (14,946)                     14,946